Filed by Connecticut Water Service, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Biddeford and Saco Water Company

NEWS
93 West Main Street, Clinton, CT 06413

Connecticut Water Service, Inc. Reports

Second-Quarter and Six Month Earnings

Earnings Total $0.48 per Share in the Second Quarter

Clinton, Connecticut, August 9, 2012 – Connecticut Water Service, Inc. (NASDAQ GS: CTWS) announced net income of $4.2 million, or earnings per basic average share (EPS) of $0.48, on total revenues of $24.5 million in the second quarter of 2012. This was an increase of $693,000, or EPS of $0.07, on total revenues of $18.8 million recorded in the second quarter of 2011. Total revenues include all revenues generated by the Company’s three business segments: Water Activities, Services and Rentals, and Real Estate.

CTWS’s results for the second quarter of 2012 include a contribution of $355,000 to net income, or EPS of $0.04, from Maine Water, excluding CTWS’s financing costs of the acquisition.

Maine Water Acquisition and Q2 Results

On January 1, 2012, CTWS acquired from Aqua America, Inc. its former Maine subsidiary, Aqua Maine, Inc., which was renamed The Maine Water Company. The second quarter 2011 results do not include Maine Water.

Eric W. Thornburg, Chairman, President and Chief Executive Officer, stated: “The integration of Maine Water into CTWS continues to be seamless and customers and shareholders are benefiting from the sharing of resources and best practices among our operations.”

Second Quarter Operating Results

In the second quarter of 2012, net income in the Company’s core business, the Water Activities Segment, was $2.8 million, or EPS of $0.33, on total revenues of $21.7 million. In the same period of 2011, net income from the segment totaled $3.3 million, or EPS of $0.38, on total revenues of $17.7 million. The increase in revenues for the Water Activities Segment was largely attributable to the acquisition of Maine Water. Excluding Maine Water, CTWS saw an increase in revenue from the Water Activities Segment of $1.2 million, which was attributable to increased water consumption and a 1.25% increase in the Water Infrastructure and Conservation Adjustment (WICA) that became effective in Connecticut for the second quarter.

In the second quarter of 2012, the Real Estate Segment generated EPS of $0.11 through a sale of protected open space land to the Town of Plymouth, Connecticut. Over the past 12 years, CTWS has donated or sold 1,000 acres of land to local municipalities as protected open space. There was no activity in the Real Estate Segment in the second quarter of 2011.

The Company saw consistent performance from its Services and Rentals Segment in the second quarter of 2012, which contributed EPS of $0.04, compared to an EPS of $0.03 in the second quarter of 2011.

Operating expenses increased $3.3 million, to $16.3 million in the second quarter of 2012. Excluding the operating expenses attributable to Maine Water, operating expenses for the Company increased $1.1 million, or 8.7%, which was primarily related to increases in pension and other employee benefit expenses. The Company has not offered a pension plan to new hires since 2008.

The Company also saw an increase in its depreciation expense in the second quarter of 2012 compared to the same period in 2011, which was largely attributable to the acquisition of Maine Water. Interest and debt expense increased in the quarter compared to the previous year due primarily to a $24 million debt offering in December 2011, interest costs associated with the additional borrowings required to acquire Maine Water, and interest charged on Maine Water’s outstanding debt.

Mr. Thornburg stated, “Second quarter results for 2012 were consistent with the Company’s internal forecasts and we expect net income for the fiscal year 2012 will increase over 2011 levels due primarily to the addition of Maine Water and the recently completed open space land sale to the Town of Plymouth, Connecticut.”

Six Month Operating Results

For the first six months of 2012, the Company reported net income of $6.1 million and EPS of $0.70, compared to net income of $5.7 million and EPS of $0.67 for the same period of 2011. Total revenue for the six month period grew by $8.4 million to $44.7 million compared to the first 6 months of 2011. CTWS’s results for the first six months of 2012 include a contribution of $710,000 in net income, or EPS of $0.08, from Maine Water, excluding CTWS’s financing costs of the acquisition.

Operating expenses in the first six months increased $5.7 million to $31.3 million compared to $25.6 million for the same period in 2011, which is largely attributable to the Maine Water acquisition. Excluding Maine Water, operating expenses increased $1.4 million, or 5.5%, over the first six months of 2011. As with the three month results, increased pension and other benefits costs, depreciation and interest and debt expense were the biggest drivers of the increase.

Maine Expansion

On July 19, 2012, CTWS announced that it had reached an agreement to acquire the Biddeford and Saco Water Company that serves nearly 16,000 customers in southern Maine. Under the agreement, the acquisition will be executed through a stock-for-stock merger transaction valued (as of July 18, 2012) at approximately $11.4 million. Holders of Biddeford and Saco Water Company common stock will receive shares of CTWS common stock in a tax-free exchange. CTWS will also assume approximately $8.4 million in debt of Biddeford and Saco Water Company. The transaction reflects a total enterprise value of approximately $19.8 million (as of July 18, 2012).

Mr. Thornburg stated, “Our further expansion into Maine will allow us, over the long-term, to leverage the economies of scale and seek opportunities over time to share staff, resources, systems and services between Maine Water and Biddeford and Saco Water Company to provide the best, most cost effective service for customers. In addition, CTWS will provide Biddeford and Saco Water Company with access to capital to make important investments in its water system and infrastructure to maintain water quality and enhance reliability of service.”

The Biddeford and Saco acquisition will require the approval of Maine regulators and the shareholders of the Biddeford and Saco Water Company. CTWS anticipates a closing in the fourth quarter of 2012. When the closing is completed, CTWS will serve nearly 32,000 customers, or a population of about 100,000 people in Maine making it the largest investor-owned water utility in the state, and New England’s fastest growing water utility company.

Connecticut Water Service, Inc. is the largest publicly traded water company based in New England. Through its wholly-owned public water utility subsidiaries, The Connecticut Water Company and The Maine Water Company, the Company provides drinking water to 106,000 customers, or about 350,000 people, throughout the states of Connecticut and Maine.

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News media contact:

Daniel J Meaney, APR,

Director of Corporate Communications

Connecticut Water Service, Inc.

93 West Main Street, Clinton, CT 06413-1600

(860) 664-6016

This news release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s results of operation, financial position and long-term strategy. These forward-looking statements are based on current information and expectations, and are subject to risks and uncertainties discussed in our filings with the Securities and Exchange Commission, which could cause the Company’s actual results to differ materially from expected results. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information:

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of CTWS common stock. The offer and sale of shares of CTWS common stock in the proposed merger with Biddeford and Saco Water Company (“BSWC”) will only be made pursuant to an effective registration statement to be filed with the U.S. Securities and Exchange Commission (“SEC”). CTWS stockholders, BSWC stockholders and other investors are urged to read the Form S-4 registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because these documents will contain important information about the proposed merger and the issuance of shares of CTWS common stock. Copies of CTWS’s SEC filings are available free of charge at the SEC’s website (www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to CTWS’s Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-428-3985, ext. 3056, or on our website at www.ctwater.com.

The directors and executive officers of CTWS and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the merger transaction with BSWC and the issuance of shares of CTWS common stock. Information regarding the directors and executive officers of CTWS and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy statement/prospectus to be filed with the SEC as part of the registration statement.

Connecticut Water Service, Inc. & Subsidiaries

Condensed Consolidated Statements of Income (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands except per share amounts)	2012	2011	2012	2011
Operating Revenues	$21,348	$17,359	$39,888	$33,348
Other Water Activities Revenues	324	366	673	700
Real Estate Revenues	1,450	—	1,450	—
Service and Rentals Revenues	1,366	1,096	2,701	2,263

Total Revenues	$24,488	$18,821	$44,712	$36,311

Operating Expenses	$16,337	$12,989	$31,326	$25,618
Other Utility Income, Net of Taxes	$188	$210	$364	$388
Total Utility Operating Income	$5,199	$4,580	$8,926	$8,118
Gain on Property Transactions, Net of Taxes	$982	$—	$982	$—
Non-Water Sales Earnings (Services and Rentals), Net of Taxes	$333	$219	$683	$412
Net Income	$4,163	$3,470	$6,073	$5,738
Net Income Applicable to Common Shareholders	$4,153	$3,460	$6,054	$5,719
Basic Earnings Per Average Common Share	$0.48	$0.41	$0.70	$0.67
Diluted Earnings Per Average Common Share	$0.47	$0.40	$0.69	$0.66
Basic Weighted Average Common Shares Outstanding	8,667	8,601	8,659	8,590
Diluted Weighted Average Common Shares Outstanding	8,805	8,710	8,793	8,702
Book Value Per Share	$13.75	$13.27	13.75	$13.27

Condensed Consolidated Balance Sheets (unaudited)

(In thousands)	June 30, 2012	June 30, 2011
ASSETS
Net Utility Plant	$419,002	$349,361
Current Assets	26,415	20,428
Other Assets	108,038	60,943

Total Assets	$553,455	$430,732

CAPITALIZATION AND LIABILITIES
Shareholders’ Equity	$121,208	$115,786
Preferred Stock	772	772
Long-Term Debt	187,841	111,385
Current Liabilities	36,890	34,739
Other Liabilities and Deferred Credits	206,744	168,050

Total Capitalization and Liabilities	$553,455	$430,732